

January 10. 2011

VIA US MAIL AND FAX (847) 585-2064
Michael J. Graham
Executive Vice President and Chief Financial Officer
Career Education Corporation
2895 Greenspoint Parkway, Suite 600
Hoffman Estates, Illinois 60169

> **Re: Career Education Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **Form 10-Q for the Quarter Ended September 30, 2010**
> **Filed November 2, 2010**
> **File No. 0-23245**

Dear Mr. Graham:

We have reviewed your response letter dated December 6, 2010 and your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2009
Revenue Recognition, page 60

1. We note your response to comment one from our letter dated November 18, 2010. Except for the domestic receivables associated with in-school students under the non-extended payment plan, all other receivable cohorts, particularly the extended payment plans, are subject to *significant uncertainty as to collection*. Thus, accrual of tuition revenue subject to a payment plan would be precluded in the following situations:

Michael J. Graham
Career Education Corporation
January 10, 2011
Page 2

- tuition revenue of finished and not finished students if subject to non-extended payment plans
- tuition revenue of all students if subject to extended payment plans
- deferred revenue, if any, as of a student's withdrawal date (currently subject to acceleration) if there is any outstanding receivable

Since it is fully known to you at the inception of the payment plan arrangement that collection of receivables is not reasonably assured for most of the receivable cohorts, recognition of the related tuition revenue over the applicable term of the program would not comply with the guidance contemplated in SAB 104. It appears that the installment method of revenue recognition would be more appropriate in these circumstances. Please advise or revise.

2. We further note that you only provided us information on domestic student receivables. If you have the same collection experience with your non-domestic receivables, the installment method of revenue recognition would be applicable as well.

3. You referred to your response to comment nine from our letter dated August 31, 2010, in which you stated that the reserve percentage applied to amounts due under the extended payment plans was based upon a combined ratio provided by a third party for students with similar scores. The combined ratios were 54% and 50% during 2008 and 2009 respectively. However, as of September 30, 2010, the combined ratio utilizing your internal collection experience was 73%. Please reconcile the significant discrepancy.

    Additionally, please tell us the following:
    - Why the third party utilized its collection experience "based on students with similar credit scores" instead of its collection experience with your students. Please ask the third party if the latter information was available.
    - When you started to accumulate your own cohort information on student repayment practices for those students utilizing the Company- provided extended payment plan program. Tell us the cohort information that you had accumulated as of the 2008 and 2009 balance sheet dates, if any, and how you considered the cohort data in establishing your reserve rates.
    - What portion of the total recourse receivables under the recourse loan agreements with Sallie Mae and Stillwater National Bank did you actually reacquire

Form 10-Q for the Quarter Ended September 30, 2010
9. Commitments and Contingencies, pages 15-19

4. We note that you are a party to significant litigation involving your admissions process. If you are unable to estimate a loss within a range of amounts for each of

these legal proceedings, please disclose what your maximum loss exposure would be, based on the plaintiffs' claims.

*   *   *   *

Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Attorney-Advisor, at (202) 551-3458, or Robert Bartelmes, Senior Financial Analyst at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director